Cheniere Energy, Inc.
700 Milam Street, Suite 1900
Houston, TX 77002
Tel: (713) 375-5000
Fax: (713) 375-6000

May 15, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549-3561
Attention: Messrs. Joseph Klinko and John Cannarella

Re:	Cheniere Energy, Inc.
Form 10-K for the Fiscal Year ended December 31, 2022
Filed February 23, 2023
File No. 001-16383

Dear Messrs. Klinko and Cannarella:

Set forth below are the responses of Cheniere Energy, Inc. (“Cheniere”, “we”, “us”, “our”, or the “Company”), a Delaware corporation, to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 2, 2023, with respect to our Form 10-K for the Fiscal Year ended December 31, 2022, filed February 23, 2023 (the “10-K”) (File No. 001-16383). For the Staff’s convenience, our response is preceded by the exact text of the Staff’s corresponding comment in bold, italicized text. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the 10-K.
Form 10-K for Fiscal Year ended December 31, 2022
Risk Factors
Risks Relating to our Financial Matters
Our ability to declare and pay dividends and repurchase shares is subject to certain considerations., page 20

1)We note your disclosure explaining that dividends are authorized and determined by your Board and depend upon a number of factors, including the amount of cash available for distribution. Please clarify the extent to which the measure of cash available for distribution utilized by your Board is calculated in the same manner as distributable cash flow, as disclosed in the Form 8-K that you filed on February 23, 2023, and address the following points concerning the disclosures in your earnings release.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that the measure of cash available for distribution utilized by the Board of Directors is not intended to be an alternative to or proxy for Cheniere’s Distributable Cash Flow (“DCF”), as disclosed and defined in the Form 8-K that we filed on February 23, 2023.

We utilize DCF as a performance measure of the profitability that is available to our common stockholders which, at the discretion of our Board of Directors, could be deployed in the form of dividends, stock repurchases, retirement of debt, or expansion capital expenditures. Because DCF is used by us and the investment community to evaluate the performance to the common equity holders as well as to measure the value of the common equity, it is closely aligned with corporate performance and investment valuation measures.

In contrast, the measure of cash available for distribution, as utilized by our Board of Directors and disclosed in our 10-K, is a liquidity measure that quantifies our ability to declare and pay dividends and repurchase shares, at a point in time, subsequent to satisfying our financial obligations as they come due, including amounts reserved for annual debt repayment and other cash outlays, including capital allocation goals, anticipated capital expenditures and cash reserves to provide for the proper conduct of business.

•We note that your non-GAAP measure of distributable cash flow reflects deductions from net income for maintenance capital expenditures although you have combined such expenditures with income tax and other expense. Please revise this disclosure to separately identify each reconciling item, including the amounts that you characterize as maintenance capital expenditures, for each period.

Response: We respectfully acknowledge the Staff’s comment and confirm that future filings will separately identify each reconciling item, including amounts characterized as maintenance capital expenditures, irrespective of quantitative significance.

•Given that depreciation and amortization would ordinarily reflect an allocation of the costs of physical assets over their useful lives, tell us why maintenance capital expenditures would not approximate the amount of depreciation and amortization on an average long-term basis if this is the case.

Response: We believe DCF has historically and continues to be an accurate and useful measure of cash generated from the operations of the Company, adjusted for non-controlling interest. Such measure of performance excludes depreciation and amortization (“D&A”) from the most comparable U.S. GAAP measure, net income attributable to common stockholders, and instead reduces net income attributable to common stock by maintenance capital expenditures.

We replace D&A with maintenance capital expenditures because we believe maintenance capital expenditures are more representative of the direct resource cost allocation of productive capacity to sustain the life of our consolidated production facility assets than D&A. This view is underpinned by (1) maintenance recommendations set forth by our engineering, construction, technology, and infrastructure suppliers, (2) regulatory, safety, and compliance requirements, and (3) our own knowledge and experience of project management and infrastructure. Use of maintenance capital expenditures, in our view, more closely aligns with multiple economic and operational variables, including inflation, market value of assets, economic returns, and technological advancements and appropriately segregates the conceptual basis of maintenance and expansion capital expenditures.

•Please disclose how your maintenance capital expenditures are computed and appropriately differentiated from expansion capital expenditures.

Response: Maintenance capital expenditure amounts included in the determination of DCF reflect the actual or accrued maintenance expenditures for each respective period. Maintenance capital expenditures are cash expenditures or accruals made to maintain, over the long-term, our operating capacity, system integrity, reliability and compliance with regulatory and safety requirements. Examples of maintenance capital expenditures include costs to refurbish and replace liquefied natural gas terminal assets. Maintenance capital expenditures represent the anticipated required reinvestment of cash into our existing infrastructure and, as such, reduces the cash generated from the operations of our infrastructure. Accordingly, we deduct these amounts from our DCF measure.

In contrast, expansion capital expenditures reflect actual or accrued expenditures to grow our business or expand or upgrade existing facilities. Examples of expansion capital expenditures, as described in our 10-K, include the expansion of our Corpus Christi LNG terminal for incremental production capacity. Unlike maintenance capital expenditures, expansion capital expenditures are expected to increase our asset base, operating income, and/or operating capacity over the long-term. As described in our 10-K, pursuit of accretive growth of our platform within defined capital investment parameters is one of the pillars of our long-term capital allocation priorities.

We designate each individual capital project at inception based on the nature of the project, and amounts are accumulated based on charges to the specific projects each period.

To provide greater clarity to stakeholders, we intend to expand our disclosure of DCF in future filings to distinguish characteristics between the two types of capital expenditures, noting:

“Capital spending for our business consists primarily of:
•Maintenance capital expenditures. These expenditures include costs which qualify for capitalization that are required to sustain property, plant, and equipment reliability and safety and to address environmental or other regulatory requirements rather than to generate incremental distributable cash flow; and
•Expansion capital expenditures. These expenditures are undertaken primarily to generate incremental distributable cash flow and include investment in accretive organic growth, acquisition or construction of additional complementary assets to grow our business, along with expenditures to enhance the productivity and efficiency of our existing facilities.”

We believe reconciling adjustments made in deriving our DCF measure are meaningful. Additionally, we believe that the expanded disclosure of maintenance capital and expansion capital expenditures will further describe the benefits realized from those expenditures.

•Given your disclosure indicating that distributable cash flow may be used to measure and estimate the ability of your assets to generate cash earnings after servicing your debt, paying cash taxes and expending sustaining capital, that could be used for discretionary purposes such as common stock dividends, stock repurchases, retirement of debt, or expansion capital expenditures, please clarify how expansion capital expenditures are appropriately characterized as discretionary, in your view, considering the financial obligations associated with your EPC contracts.

Response: We respectfully acknowledge the Staff’s comment and recognize expansion capital expenditures may encompass financial obligations from committed and effective contracts, including our EPC contracts. While our EPC contracts include termination rights, including for convenience, as described on Form 8-K filed with the Commission on March 1, 2022, and Exhibit 10.93 to our 10-K, we do not currently expect such right to be exercised.

Use of discretionary terminology was intended to highlight discretion by our Board of Directors and management to authorize expansion capital projects pursuant to our capital investment parameters, of which future expected generation of DCF is an underlying consideration.

To provide greater clarity to stakeholders, we intend to enhance disclosure in future filings to state: “We believe Distributable Cash Flow is a useful performance measure for management, investors and other users of our financial information to evaluate our performance and to measure and estimate the ability of our assets to generate cash earnings after servicing our debt, paying cash taxes and expending sustaining capital, that could be ~~used for discretionary purposes~~ considered for deployment by our Board of Directors pursuant to our capital allocation plan, such as by way of common stock dividends, stock repurchases, retirement of debt, or expansion capital expenditures. Distributable Cash Flow is not intended to represent cash flows from operations or net income (loss) as defined by U.S. GAAP and is not necessarily comparable to similarly titled measures reported by other companies.”

We believe this clarification, along with other enhancements highlighted herein, will provide additional clarity to stakeholders as to the reconciling components and purpose of DCF.

We hope that the foregoing has been responsive to the Staff’s comments, and we appreciate your assistance in our compliance with applicable disclosure requirements and in enhancing the overall disclosures in our filings. Should you have any questions or comments regarding our response, please feel free to contact me at (713) 375-5712.

Sincerely,

/s/ David Slack

David Slack
Vice President and Chief Accounting Officer

cc:	Jack A. Fusco, Cheniere Energy, Inc.
Zach Davis, Cheniere Energy, Inc.
Sean Markowitz, Cheniere Energy, Inc.
George J. Vlahakos, Sidley Austin LLP
Sonia G. Barros, Sidley Austin LLP

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